June 2, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of the Mutual Fund Series Trust, a registered investment company (the "Trust"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the SignalPoint Global Alpha Fund (the “Fund”). The primary purposes of the proxy statement is to solicit shareholder approval of a new advisory agreement between the Trust, on behalf of the Fund, and SignalPoint Capital Management, LLC with respect to the Fund.

If you have any questions, please contact Tanya Goins at (202) 973-2722.

Sincerely,

/s/ Tanya L. Goins